SONA RESOURCES, INC.

2/41 Trimurty Om Housing Society
Sion, Chunnabhatti, Mumbai, 400022, India
(Tel: 91 9820600 700)
November 12, 2008
Via Edgar
Via Fax:  (202) 772-9368

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C.
20549

Re:           Sona Resources, Inc.
Amendment No. 5 to Registration Statement on Form S-1
File No.  333-148959

Attention: Ms. Laura Nicholson, Division of Corporate Finance

Dear Ms. Nicholson:

Sona Resources, Inc. (the “Company”) hereby requests that the above-captioned registration statement be ordered effective at 12:00 pm EST on Friday, November 14, 2008, or as soon as practicable thereafter.

The Company wishes to state that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequate and accuracy of the disclosure in the filing, and

●	The Company may not assert the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly;
Sona Resources, Inc.

Per:	AJEETA PINHEIRO
Ajeeta Pinheiro
Chief Executive Officer and President